November 3, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention: William H. Thompson
Accounting Branch Manager

Re: Dutch Gold Resources, Inc.
                   Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009
                   Filed August 29, 2011
                   Form 10-Q for Fiscal Quarter Ended June 30, 2011
                   Filed August 15, 2011
                   Amendment No. 1 to Form 8-K
                   Filed June 3, 2011
                   File No. 333-72163

Dear Mr. Thompson:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated October 11, 2011 (the “Comment Letter”).  In response to these comments, Dutch Gold Resources, Inc. (the “Company”) has caused to be filed Amendment No. 2 on Form 10-K for the fiscal year ended December 31, 2009, the Form 10-K/A for the fiscal year ended December 31, 2010, the Form 10-Q/A for the period ending September 30, 2010 and Amendment No.2 on Form 8-K.  The purpose of this correspondence is to provide explanation, where necessary of our responses.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page F-1

Note 15 – Mining Lease and Option to Purchase, page F-20

1.
We reviewed your response to comment 13 in our letter dated June 24, 2011.  We note you did not revise the disclosure with respect to disagreements with the owners of the Benton Mine regarding royalties. We also note you removed these disclosures altogether from Form 10-K/A for fiscal year ended December 31, 2010 filed August 31, 2011.  In future filings, please clarify whether there are royalty amounts that continue to be disputed with the owner of the Benton mine.  Please also tell us your consideration of disclosing the amount of royalties claimed by the owner that have not been recognized in your financial statements and an estimate of the possible loss or range of loss, based on the disclosure requirements in ASC 450-20-50-4. Please show us your revised disclosure.

The Company had previously booked a payable of $102,000 for royalties to the Benton Mine owner.  Discussions have continued since 2008 to resolve the dispute.  The agreement was subject to a personal guarantee by one of the former members of Dutch Mining, LLC.  As the entity Dutch Mining LLC has been without liquidity since 2008, the owner of the Benton Mine has chosen to pursue the personal guarantee.  The Company is cooperating fully in the action that the owner of the Benton Mine has taken against the estate of the former member of Dutch Mining.  Since any claim against Dutch Mining LLC would be inferior to the claim against the personal guarantee, the Company believes that its exposure in this matter is de minimus.

In future filings, the Company will disclose whether, and the amount of royalties, that continue to be disputed with the owner.  The Company expects that it will enter into a separate agreement with the owner of the Benton Mine, exchanging data developed by Dutch Mining LLC that is more valuable to the owner than the disputed amount.

Item 9(A)(T). Controls and Procedures, page 34

2.
We reviewed your response to comment 15 in our letter dated June 24, 2011 and note that you have provided the disclosure required by Item 308(c) of Regulation S-K in your most recent filings on Form 10-Q and 10-Q/A, but not in your most recent filings on Form 10-K/A.  Please refer to Item 9.A. of Form 10-K and note that you are required to provide the information required by Item 308 of Regulation S-K in your annual reports on Form 10-K. As such, in future annual reports you should disclose any change in internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We have revised our disclosure regarding Item 9(A)(T) as follows:

Evaluation of Disclosure Controls and Procedures.

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of the Company’s principal executive and financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon the evaluation by management, they have concluded these disclosure controls and procedures were not effective as of the year ended December 31, 2009 as a result of material weaknesses as discussed below.

  The material weaknesses in our disclosure control procedures are as follows:

1.
Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy or the appropriate segregation of duties in place to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

2.
Audit Committee and Financial Expert. The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

•
Establishing a formal review process of significant accounting transactions that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Company’s corporate legal counsel.

•
Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. In performing the assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was not effective, because of the material weaknesses that were identified.

The significant deficiency relates to a lack of segregation of duties due to the small number of employees involvement with general administrative and financial matters. However, management believes that compensating controls are in place to mitigate the risks associated with the lack of segregation of duties. Compensating controls include outsourcing certain financial functions to an independent contractor.

The material weakness relates to a lack of formal policies and procedures necessary to adequately review significant accounting transactions.   The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions. We intend to initiate measures to remediate the identified material weaknesses including establishing a formal review process for significant accounting transactions that includes the participation of the Company’s management and corporate legal counsel, and establishing a formal audit committee.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Item 15. Exhibits, List and Reports on Form 8-K, page 41

3.
We reviewed your response to comment 11 in our letter dated June 24, 2011 and note exhibits 10.30 and 10.31 have been incorporated by reference to Form 8-K filed January 12, 2010.  As noted in comment 40 in our letter dated December 10, 2010, the agreements filed as exhibits 10.1 and 10.2 to Form 8-K filed January 12, 2010 appear to omit substantive terms of the agreements and are not dated and signed by the parties.  Please file the fully executed agreements.

The Company will file an amended 8-K include all of the relevant terms and signatures.

4.
We reviewed your response to comment 16 in our letter dated June 24, 2011.  Please be advised that the inclusion of an auditor’s report does not satisfy the requirement to file the consent from your auditor to the use of their report required by Item 601(b)(23) of Regulation S-K.  It appears that an auditor’s consent is required due to the incorporation by reference of Form 10-K and the financial statements contained therein into various Securities Act registration statements on Form S-8.  In this regard, please note that until such time as post-effective amendment(s) to Form S-8 are filed indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, each of your registration statements on Form S-8 continues to incorporate by reference your reports on Form 10-K and the financial statements contained therein.  Please also note where the opinion of experts has been incorporated by reference into a previously filed Securities Act registration statement, the consent from the expert to the incorporation by reference of such report is required. As such, please file the consent(s) required by Item 601(b)(23) of Regulation S-K or tell us why you believe consent(s) are not required. In light of the fact that you have not yet filed all applicable auditor’s consents, tell us how this affects your use of the prospectus that is a part of each of your registration statements on Form S-8 that incorporates by reference your reports on Form 10-K and the financial statements contained therein. Please make conforming revisions to your filing on Form 10-K for the fiscal year ended December 31, 2010.

The Company has filed a post-effective amendment to the S-8 to deregister all unsold securities. The relevant disclosure of the amendment provides:

DEREGISTRATION OF UNSOLD SECURITIES

On November 6, 2002, Dutch Gold Resources, Inc., f/k/a Small Town Radio, Inc., a Nevada corporation (the “Registrant”), filed a registration statement on Form S-8 (Registration No. 333-72163) (the “Registration Statement”) with the United States Securities and Exchange Commission registering a total of 3,000,000 shares of its common stock, $0.001 par value per share, issuable under the Small Talk Radio, Inc. 2003 Stock Incentive Plan.

In accordance with undertakings made by the Registrant in the Registration Statement to remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering, the Registrant hereby removes from registration the securities registered but unsold under the Registration Statement.

Signatures, page 45

5.
We note your revisions in response to comment 17 in our letter dated June 24, 2011. It appears your signatures still do not conform with General Instruction D(2)(a) of Form 10-K as you continue to omit one of the required signature blocks. In this regard, the report must be signed by the registrant (typically one signature in the first signature block) and also on behalf of the registrant (in a second signature block) by the principal executive officer, principal financial officer, principal accounting officer and by at least the majority of the board of directors or persons performing similar functions. Please revise accordingly.  You may wish to refer to the Signatures section of Form 10-K for a signature page template. Please make conforming revisions to your filing on Form 10-K for the fiscal year ended December 31, 2010.

We have amended the Form 10-K to include the appropriate signatures.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Twelve-Month Business Outlook, page 24

Liquidity and Capital Resources, page 24

6.
We note that you do not have sufficient authorized shares to settle outstanding convertible debt, warrants and stock options in stock. In future filings please disclose this information and discuss in a reasonable amount of detail the resulting implications on your liquidity and capital resources.

Commencing with our September 30, 2011 Form 10-Q filing, the Company will disclose in its Form 10-Q Liquidity and Capital Resources section the fact that we do not have sufficient authorized shares to settle outstanding convertible debt, warrants and stock options and the related implications on our liquidity and capital resources.

Item 4. Controls and Procedures, page 24

(a) Evaluation of Disclosure Controls and Procedures, page 24

7.
In light of the material weaknesses in your internal control over financial reporting identified in Form 10-K for the fiscal year ended December 31, 2010 and your disclosures under Item 4(b) on page 25 that you have “started” the documentation of formal policies and procedures and you believe that the material weaknesses reported on Form 10-K “will be” remediated and the design and operation of your disclosure controls and procedures “will be” deemed effective as of December 31, 2011, please tell us how you were able to conclude that disclosure controls and procedures were effective as of June 30, 2011.

We have revised our disclosure regarding Item 4 to conform with the disclosure in our Form 10-K for the fiscal year ending December 31, 2010, as amended, as follows:

(a) Evaluation of Disclosure Controls and Procedures

Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As reported in our Annual Report on Form 10-K for the year ended December 31, 2010, based upon an evaluation of the effectiveness of disclosure controls and procedures, the Company’s chief executive and chief financial officer has determined that there are material weaknesses in our disclosure controls and procedures.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The material weaknesses in our disclosure control procedures are as follows:

1.           Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Company utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

2.           Audit Committee and Financial Expert. The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.

We intend to initiate measures to remediate the identified material weaknesses including, but not necessarily limited to, the following:

1.Establishing a formal review process of significant accounting transactions including the appropriate segregation of duties that includes participation of the Chief Executive Officer, the Chief Financial Officer and the Company’s corporate legal counsel; and

2.Form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will, among other things, assure that management controls and procedures are in place and being maintained consistently.

Changes in Internal Control over Financial Reporting

As reported in our Annual Report on Form 10-K for the year ended December 31, 2010, management is aware that there a significant deficiency and a material weakness in our internal control over financial reporting and therefore has concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2010. The significant deficiency relates to a lack of segregation of duties due to the small number of employees involvement with general administrative and financial matters.  The material weakness relates to a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

There have not been any changes in the Company's internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.”

Amendment No. 1 to Form 8-K filed June 3, 2011

8.
We note your disclosure in paragraph 1.E. that you requested Gruber & Company, LLC to furnish a letter addressed to the Commission stating whether or not the firm agrees with the revised disclosures in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K and that you would amend the filing to furnish the letter upon its receipt.  Please amend the filing to either provide the letter furnished by Gruber & Company, LLC or to disclose that Gruber & Company, LLC declined to provide the letter.

The Company has filed the appropriate amendment to the Form 8-K containing the requisite letter furnished by Gruber and Company, LLC.

Very truly yours,

DUTCH GOLD RESOURCES, INC.

/s/ Daniel W. Hollis

Daniel W. Hollis, Chief Executive Officer